 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated May 8, 2024, announcing the release of the Company’s non-audited financial results for the first quarter ended March 31, 2024.

The information contained in this Report on Form 6-K, excluding the sections entitled “Tanker Market & Outlook” and “Conference Call”, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 8, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

EURONAV ANNOUNCES FIRST QUARTER 2024 RESULTS

HIGHLIGHTS

•	Profit of USD 495 million in Q1 2024
•	Acquisition of CMB.TECH completed
•	Opening and closing of CMB’s mandatory bid
•	Euronav & Anglo-Eastern join forces
•	Sale of 3 older VLCCs
•	Newbuilding order of 2 Newcastlemaxes, 2 bitumen tankers and 1 container vessel
•	First hydrogen production and refuelling station in Africa
•	First hydrogen vessel in Africa
•	Full year 2023 distribution of USD 4.57 per share proposed at AGM in May
•	Q1 2024 distribution of USD 1.15 per share will be proposed at SGM in July
•	Share buy-back

ANTWERP, Belgium, 8 May 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the first quarter ended 31 March 2024.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2024	First Quarter 2023

Revenue	240,377	339,955
Other operating income	7,596	4,694

Raw materials consumables	(1,243)	—
Voyage expenses and commissions	(36,917)	(34,815)
Vessel operating expenses	(49,472)	(56,076)
Charter hire expenses	(18)	(778)
General and administrative expenses	(17,706)	(16,524)
Net gain (loss) on disposal of tangible assets	407,562	22,064
Depreciation	(40,238)	(56,284)

Net finance expenses	(15,441)	(30,462)
Share of profit (loss) of equity accounted investees	541	(6)
Result before taxation	495,041	171,768

Tax benefit (expense)	208	3,278
Profit (loss) for the period	495,249	175,046

Attributable to: Owners of the Company	495,249	175,046

Information per share:

(in USD per share)	First Quarter 2024	First Quarter 2023

Weighted average number of shares (basic) *	201,521,800	201,783,532
Result after taxation	2.46	0.87

*	The number of shares issued on 31 March 2024 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 March 2024 is 194,893,532.

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2024	First Quarter 2023

Profit (loss) for the period	495,249	175,046
+ Net interest expenses	15,260	30,475
+ Depreciation of tangible and intangible assets	40,238	56,284
+ Income tax expense (benefit)	(208)	(3,278)
EBITDA (unaudited)	550,539	258,527

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

EBITDA per share:

(in USD per share)	First Quarter 2024	First Quarter 2023

Weighted average number of shares (basic)	201,521,800	201,783,532
EBITDA	2.73	1.28

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2024, the Company realized a net gain of USD 495,2 million or USD 2.46 per share (first quarter 2023: a net gain of 175.0 USD million or USD 0.87 per share). EBITDA (a non-IFRS measure) for the same period was USD 550.5 million (first quarter 2023: USD 258.5 million).

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

In USD per day	Q1 2024	Q1 2023
TANKERS
VLCC
Average spot rate (in TI Pool)*	41,700	51,400
Average time charter rate**	46,300	48,500
SUEZMAX
Average spot rate***	58,000	70,600
Average time charter rate	30,700	31,700
DRY-BULK VESSELS
Average spot rate***	23,924
CONTAINER VESSELS
Average time charter rate	29,378
CHEMICAL TANKERS
Average spot rate	25,545
OFF-SHORE WIND (CTV)
Average time charter rate	2,889

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

EURONAV & CMB.TECH FLEET DEVELOPMENTS

Newbuilding orders
Bitumen tankers
On 26 February 2024, the Company announced that it had concluded an order for two bitumen tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co. (Yangzhou, China). The vessels are expected to be delivered in the fourth quarter of 2026 and have been chartered to a strong counterparty for 10 years upon delivery from the shipyard. The vessels will have dual-fuel green methanol engines that are ready to be retrofitted for future operation on ammonia.

Dry-bulk vessels
Euronav concluded an order for an additional two Newcastlemaxes for delivery in the first half of 2027. This brings the total Newcastlemax fleet to 4 ships on the water and 24 on order for delivery in 2024-2027.

Container vessels
On 12 February 2024, CMB.TECH, in partnership with Yara Clean Ammonia, North Sea Container Line, and Yara International, announced the commissioning of the world's first ammonia-powered container ship, Yara Eyde. This pioneering vessel, constructed at Qingdao Yangfan Shipbuilding, marks a significant milestone in decarbonising shipping, operating on clean ammonia between Norway and Germany. Owned by Delphis, a division of CMB.TECH, and operated by NCL Oslofjord AS, this collaboration sets a new standard for sustainable maritime transport.

Sales
Crude oil tankers
3 N-class vessels sold: Euronav has sold the VLCC Nectar (2008 – 307,284 DWT), VLCC Newton (2009 – 307,208 DWT), and VLCC Noble (2008 – 307,284 DWT). Delivery of the vessels is expected during Q2 2024 and a capital gain of approximately USD 82.7 million will be booked.
The remaining 13 VLCC's were delivered to Frontline. The total capital gain in Q1 amounted to USD 372.7 million.
Newbuilding deliveries
Crude oil tankers
On 6 February 2024, the Company took delivery of Suezmax Bristol (2024 – 156,851).

Dry-bulk vessels
On 18 March Euronav & CMB.TECH took delivery of the fourth super-eco Newcastlemax Mineral France (2024 – 210,000 DWT).

Update - Newbuilding delivery schedule
Outstanding capital expenditure for the 57 vessels currently under construction at the end of Q1 2024 was USD 2.908 billion, split as follows: USD 924.2 million in 2024, USD 910.0 million in 2025, USD 913.0 million in 2026 and USD 233.7 million in 2027.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

TANKER MARKET & OUTLOOK
Euronav - Tanker Markets
From the demand-side perspective, global oil demand has remained resilient through the first few months of 2024. The International Energy Agency (IEA) has recently revised the 2024 global oil demand upwards by +110kb/d, projecting a continued growth trajectory. Anticipated figures indicate a rise of +1.3 mb/d in 2024 and +1.1 mb/d in 2025. Furthermore, there is sustained growth expected in tonne-mile crude oil trade, with projections indicating a 4.3% increase in 2024 and a 2.5% increase in 2025 – mainly driven by US oil exports hitting an all-time high in mid-April 2024.

Crude oil tanker supply-side remains supportive even after the recent increase in tonnage orders for both VLCC and Suezmax vessels. The order book remains below historic averages, with 5.1% VLCC and 13.8% Suezmax vessels on order. The supply-side is further supported by the aging global fleet. By 2026, approximately 25% of the fleet is expected to be over 20 years old, posing operational and efficiency challenges.

Market participants are closely monitoring geopolitical tensions for potential disruptions to oil supply routes. This has led to increased geopolitical risk premiums and a 'buy and fix first' attitude, shifting some power to owners. Long-term positive sentiment is mainly driven by supply-side dynamics – keeping interest rates high for longer, while any reversal  from OPEC+ production cuts would increase rates further.

Q2 2024 spot rates to-date: so far 63% fixed at 49,465 USD per day for VLCCs and 54% fixed at 41,841 USD for Suezmaxes.

Bocimar - Dry-Bulk Markets
The dry bulk demand side is characterised by sustained growth in tonne-mile trade, with projections indicating a 2.1% increase in 2024 and a 1.3% increase in 2025. Notably, China's GDP growth is expected to be 5.0% in 2024 and 4.1% in 2025, driving demand in the region.

Supply-side is characterised by a historical low order book, with an order book-to-fleet ratio of only 5.9% for the Capesize fleet. In addition, the supply-side is further supported by ageing vessels. By 2027, 70% of Capesize vessels are expected to be over 15 years old.

Historically high earnings have been observed in Q1 2024 for Capesizes, fuelled by increased activity in the Atlantic and rising Chinese imports. Positive sentiment continues, driven by supply-side dynamics and optimism in freight futures markets. The futures curve continues to steepen, with the May contract now trading some 30% above spot, supporting the belief that rates will continue to recover for the rest of the year and beyond. In addition, recent Newcastlemax orders in China are rumoured to be USD 80 million with delivery in 2028 – confirming the value of Bocimar's newbuild Newcastlemax fleet (total vessels of 10  end  Q4 2024, 19 vessels end 2025 and 28 vessels end Q1 2027).

Q2 2024 spot rate so far: 55% fixed 37,063 USD per day.

Delphis - Container Markets

The container market anticipates growth in TEU tonne-mile of 5.5% in 2024, and 0.9% in 2025. The container trade volume growth is forecasted 3.6% in 2024, and 3.9% in 2025.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Container shipping markets are much improved versus late 2023 amid ongoing (temporary) supply-demand impacts from the rerouting of vessels away from the Red Sea.
Growing demand is largely offset by the historically high expected fleet growth. The box fleet will grow by 11.0% in 2024, and 4.9% in 2025. The order book-to-fleet ratio stands at 25% in 2024.

6,000 and 1,400 TEU container vessels are all employed under 10 to 15-year time charter contract.

Bochem - Chemical Markets
The fundamentals of demand in the chemical tanker market are mainly driven by global GDP growth (3.1% in 2024, and 3.2% 2025). In addition, growth in tonne-mile is projected at 4.2% increase in 2024, driven by healthy demand growth supported by increased volumes of products being transported over longer distances. The increase in tonne miles is further supported by (temporary) disruptions to the Panama and Suez Canal, but supply chain disruptions also affect volumes transported.

The order book to fleet ratio is 5.5% of the current core chemical tanker fleet and ~ 20% of the fleet is currently 20 years or older. The supply-side is further supported by the limited swing tonnage due to a favourable product tanker market.

25,000 DWT chemical tankers are employed under 10-year time charter (4 vessels) and in the spot pool (2 vessels).

Windcat - Offshore Wind Markets
The substantial upfront costs of building a wind farm without an attractive energy rate provided by governments means developers and operators are choosing to delay or cancel projects wherever possible. These project delays have led to a short-term decrease in fixed-bottom installations forecast for 2024 and 2025, but potential energy rate increases offered by government authorities should lead to strong growth in installations towards the end of the decade as projects reach FID. In addition, improvements in the offshore oil & gas investment environment contribute to demand. Windcat CTVs and CSOVs are flexible to be employed in either offshore wind, and/or offshore oil & gas industry.

The Q1 2024 demand for proven, low-emission offshore wind vessels to support construction and operations across the Europe offshore market has been supportive – driving the utilisation levels of the CTV fleet to 80.1% for Q1, and 85.4% for the rest of the year.

Constraints in fleet supply remain supportive of market conditions, with limited availability of capable (future proof) crew transfer and construction support vessels.

CTV employment contracts consist out of a mix of spot contracts and long-term time charter commitments.

DISTRIBUTION TO SHAREHOLDERS

The Supervisory Board decided to amend the dividend policy to a fully discretionary dividend policy.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Full Year 2023 Dividend
The Supervisory Board has proposed to the Annual Shareholders’ Meeting on 16 May 2024 to distribute USD 4.57 per share to all shareholders. This payout in cash is proposed as a combination of a dividend (USD 0.27 per share) and a repayment from the share issue premium (USD 4.30 per share). This distribution approach will be optimal for shareholders as the share issuance payment part of the distribution will represent more than 90% of the distribution. This distribution is exempt from any withholding tax.

The proposed timing for the dividend, subject to the approval of the AGM on 16 May, are as follows:
Ex-dividend date: 22/05/2024
Record date: 23/05/2024
Payment date: 31/05/2024

Q1 2024 Dividend

The Supervisory Board has decided it will make a proposal to a Special Shareholders’ Meeting in July to distribute USD 1.15 per share to all shareholders. This payout in cash is proposed as a combination of a dividend and a repayment from the share issue premium which is optimal for shareholders as described above.

SUSTAINABILITY UPDATE

First hydrogen production and refuelling station in Africa
On May 2, 2024, Cleanergy Solutions Namibia (a joint venture between CMB.TECH and the Ohlthaver & List Group) welcomed His Majesty the King of the Belgians and His Excellency dr. Nangolo Mbumba, President of the Republic of Namibia to Cleanergy’s hydrogen production and refuelling station in Walvis Bay, Namibia. The station is expected to become operational in Q4 2024 and will be the first of its kind in Africa.

First hydrogen-powered vessel in Africa
Cleanergy, together with CMB.TECH, Port of Antwerp Bruges and Namport, will launch the first hydrogen-powered ship in Africa. Building on the successful collaboration between CMB.TECH and Port of Antwerp Bruges, as demonstrated by the launch of the Hydrotug and the world's first multimodal hydrogen refuelling station in the port of Antwerp, the focus now shifts to the development of a Multifunctional Port Utility Vessel (MPHUV) powered by dual-fuel hydrogen engines. The MPHUV's versatile design will enable the integration of different equipment needed for a range of port operations, significantly reducing greenhouse gas emissions during operations.

CORPORATE UPDATE

On February 7, 2024, Euronav held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH NV for a total purchase price of USD 1.150 billion in cash. CMB.TECH is a diversified cleantech maritime group. CMB.TECH builds, owns, operates and designs large marine and industrial applications that run on dual-fuel diesel-hydrogen and diesel-ammonia engines and monofuel hydrogen engines. CMB.TECH offers hydrogen and ammonia fuel that it either produces or sources from external producers to its customers.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

CMB.TECH is active throughout the full hydrogen value chain through four different divisions: Marine, Technology & Development, H2 infra, and Industry. The value creation of the new strategy is driven by CMB.TECH’s “future-proof” (or low carbon emitting) fleet of 106 low carbon vessels, of which 46 are under construction. The Transaction fitted into the Company’s renewed strategy of diversification, decarbonisation and accelerated optimisation of the Company’s fleet.

Opening and closing mandatory takeover bid
On February 14, 2024, the Company announced the launch of the mandatory public takeover bid by CMB on all the shares in Euronav. The acceptance period in respect of the bid opened on 14 February 2024 and closed on 15 March 2024. The bid price amounts to USD 17.86 per share in cash, i.e. USD 18.43 per share less USD 0.57 dividend per share.

On 18 March 2024, the Company confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (“Euronav”) not already owned by CMB or its affiliates (the "Bid"), expired on March 15, 2024. During the acceptance period, 69,241,955 shares in Euronav, representing 31.47% of the outstanding shares in Euronav, were tendered into the Bid. As a result, the Bidder held a total of 177,147,299 shares in Euronav, representing 80.51% of the outstanding shares in Euronav.

Share buybacks
The Company has concluded a series of share buybacks during the first quarter of 2024. In total, Euronav purchased on the NYSE and on Euronext Brussels a total of 8,017,162 of its own shares. Following these transactions, the Company now owns 25,807,878 shares (11.73% of the total outstanding share count).

Euronav & Anglo-Eastern joined forces
Euronav NV (“Euronav”) and Anglo-Eastern Univan Group (“Anglo-Eastern”) announced a Heads of Agreement (“HoA”) for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), Euronav’s ship management arm. Euronav and Anglo-Eastern intend to join forces through this sale, with the latter assuming ownership of ship management responsibilities for the vessels currently under ESMH on an “as is” basis. This transaction will provide Anglo-Eastern with a strong local presence in the Greek market while also greatly enhancing its footprint in large crude oil tankers.

Upcoming AGM

On 16 May 2024 Euronav will hold its annual shareholder meeting.

Agenda of the ordinary general meeting
1.	Report of the Supervisory Board and of the statutory auditor for the financial year closed on 31 December 2023

2.	Acknowledgment and approval of the remuneration report

3.	Approval of the annual accounts of the Company for the financial year closed on 31 December 2023

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

4.	Allocation of the result for the financial year closed on 31 December 2023

5.	Shareholder distribution of USD 4.30 per share out of the available share premium[1]

6.
Discharge (release of liability) granted to the members of the Supervisory Board and to the statutory auditor, by means of separate voting, for the execution of their mandate in the course of the financial year 2023

7.	Remuneration of the members of the Supervisory Board

8.	Remuneration of the statutory auditor

9.	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

10.	Miscellaneous

The convening notice and the other documents related to this meeting are available on the Company’s website via the following link.
The practical formalities for participation in this meeting are described in the convening notice.

Changes to the financial calendar 2024
The Q2 earnings release and conference call will be held on Thursday 8 August 2024.
The half year report 2024 will be available on the website as of Friday 9 August 2024.

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/company-news-reports/conference-call/.

The presentation for the earnings call will be available in our presentation section: https://www.euronav.com/investors/company-news-reports/presentations/2024/

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	8 May 2024
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2024 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/39533602-5fe3-4eb7-9105-1f474d34ba01@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

1 The USD 4.30 distribution out of issue premium is part of the total distribution of USD 4.57 per share that has been proposed by the Supervisory Board. The remaining USD 0.27 per share will be paid as dividend

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Telephone participants may avoid any delays by pre-registering for the call using the following link.

Telephone participants located who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 245 317 979#

The recording & a transcript of the call will be uploaded onto our website in our investor section.

*
*  *

Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: communications@euronav.com

Annual General Meeting – 16 May 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and crude oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the crude oil tanker shipping company within the group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, timings or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections or meet expected timings.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	March 31, 2024	December 31, 2023
ASSETS

Non-current assets
Vessels	2,107,656	1,629,570
Assets under construction	582,345	106,513
Right-of-use assets	3,735	32,936
Other tangible assets	22,298	644
Prepayments	1,878	—
Intangible assets	17,240	14,194
Receivables	65,216	2,888
Investments in equity accounted investees	13,275	518
Deferred tax assets	5,756	280

Total non-current assets	2,819,399	1,787,543

Current assets
Inventory	30,345	22,511
Trade and other receivables	302,471	307,111
Current tax assets	3,301	869
Cash and cash equivalents	508,852	429,370
	844,969	759,861

Non-current assets held for sale	80,246	871,876

Total current assets	925,215	1,631,737

TOTAL ASSETS	3,744,614	3,419,280

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,466,529	1,466,529
Translation reserve	(142)	235
Hedging reserve	2,296	1,140
Treasury shares	(273,160)	(157,595)
Retained earnings	506,195	807,916

Equity attributable to owners of the Company	1,940,866	2,357,373

Non-current liabilities
Bank loans	726,697	362,235
Other notes	198,385	198,219
Other borrowings	238,956	71,248
Lease liabilities	3,753	3,363
Other payables	—	146
Employee benefits	1,667	1,669
Provisions	191	274
Deferred tax liabilities	110	—

Total non-current liabilities	1,169,759	637,154

Current liabilities
Trade and other payables	211,539	124,013
Current tax liabilities	5,870	4,768
Bank loans	315,069	166,124
Other borrowings	97,238	92,298
Lease liabilities	3,347	33,493
Provisions	318	324

Total current liabilities	633,989	424,753

TOTAL EQUITY and LIABILITIES	3,744,614	3,419,280

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2024	2023
	Jan. 1 - Mar. 31, 2024	Jan. 1 - Mar. 31, 2023
Shipping income
Revenue	240,377	339,955
Gains on disposal of vessels/other tangible assets	407,562	22,064
Other operating income	7,596	4,694
Total shipping income	655,535	366,713

Operating expenses
Raw materials and consumables	(1,243)	—
Voyage expenses and commissions	(36,917)	(34,815)
Vessel operating expenses	(49,472)	(56,076)
Charter hire expenses	(18)	(778)
Depreciation tangible assets	(39,616)	(55,888)
Depreciation intangible assets	(622)	(396)
General and administrative expenses	(17,706)	(16,524)
Total operating expenses	(145,594)	(164,477)

RESULT FROM OPERATING ACTIVITIES	509,941	202,236

Finance income	15,326	6,689
Finance expenses	(30,767)	(37,151)
Net finance expenses	(15,441)	(30,462)

Share of profit (loss) of equity accounted investees (net of income tax)	541	(6)

PROFIT (LOSS) BEFORE INCOME TAX	495,041	171,768

Income tax benefit (expense)	208	3,278

PROFIT (LOSS) FOR THE PERIOD	495,249	175,046

Attributable to:
Owners of the company	495,249	175,046

Basic earnings per share	2.46	0.87
Diluted earnings per share	2.46	0.87

Weighted average number of shares (basic)	201,521,800	201,783,532
Weighted average number of shares (diluted)	201,521,800	201,965,893

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2024	2023
	Jan. 1 - Mar. 31, 2024	Jan. 1 - Mar. 31, 2023

Profit/(loss) for the period	495,249	175,046

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(377)	145
Cash flow hedges - effective portion of changes in fair value	1,156	(6,939)
Equity-accounted investees - share of other comprehensive income	—	—

Other comprehensive income (expense), net of tax	779	(6,794)

Total comprehensive income (expense) for the period	496,028	168,252

Attributable to:
Owners of the company	496,028	168,252

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	175,046	175,046
Total other comprehensive income (expense)	—	—	145	(6,939)	—	—	(6,794)
Total comprehensive income (expense)	—	—	145	(6,939)	—	175,046	168,252

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(6,053)	(6,053)
Equity-settled share-based payment	—	—	—	—	—	1,564	1,564
Total transactions with owners	—	—	—	—	—	(4,489)	(4,489)

Balance at March 31, 2023	239,148	1,678,336	121	26,114	(163,024)	556,533	2,337,228

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	495,249	495,249
Total other comprehensive income (expense)	—	—	(377)	1,156	—	—	779
Total comprehensive income (expense)	—	—	(377)	1,156	—	495,249	496,028

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)
Treasury shares acquired	—	—	—	—	(115,565)	—	(115,565)
Total transactions with owners	—	—	—	—	(115,565)	(796,970)	(912,535)

Balance at March 31, 2024	239,148	1,466,529	(142)	2,296	(273,160)	506,195	1,940,866

PRESS RELEASE Regulated information 8 May 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2024	2023
	Jan. 1 - Mar. 31, 2024	Jan. 1 - Mar. 31, 2023
Cash flows from operating activities
Profit (loss) for the period	495,249	175,046

Adjustments for:	(352,720)	61,328
Depreciation of tangible assets	39,616	55,888
Depreciation of intangible assets	622	396
Provisions	(88)	(82)
Income tax (benefits)/expenses	(208)	(3,278)
Share of profit of equity-accounted investees, net of tax	(541)	6
Net finance expense	15,441	30,462
(Gain)/loss on disposal of assets	(407,562)	(22,064)

Changes in working capital requirements	91,545	(3,151)
Change in cash guarantees	(45,689)	—
Change in inventory	3,199	(3,046)
Change in receivables from contracts with customers	49,926	4,102
Change in accrued income	1,353	(14,855)
Change in deferred charges	(2,884)	(11,544)
Change in other receivables	2,195	1,275
Change in trade payables	(2,556)	20,606
Change in accrued payroll	111	212
Change in accrued expenses	78,809	(232)
Change in deferred income	5,294	(492)
Change in other payables	1,787	(741)
Change in provisions for employee benefits	—	1,564

Income taxes paid during the period	(1,008)	74
Interest paid	(16,987)	(33,406)
Interest received	10,075	3,190
Dividends received from equity-accounted investees	—	—

Net cash from (used in) operating activities	226,154	203,081

Acquisition of vessels and vessels under construction	(138,502)	(131,208)
Proceeds from the sale of vessels	1,278,401	40,523
Acquisition of other tangible assets	(1,426)	(399)
Acquisition of intangible assets	(138)	(23)
Loans from (to) related parties	—	—
Lease payments received from finance leases	389	519

Net cash from (used in) investing activities	(10,047)	(90,588)

Proceeds from new borrowings	278,333	270,754
Repayment of borrowings	(41,971)	(218,436)
Repayment of lease liabilities	(31,373)	(6,534)
Repayment of commercial paper	(116,886)	(89,930)
Repayment of sale and leaseback	(88,627)	(34,194)
Transaction costs related to issue of loans and borrowings	(3,361)	(700)
Dividends paid	(15,758)	(5,699)

Net cash from (used in) financing activities	(135,208)	(84,739)

Net increase (decrease) in cash and cash equivalents	80,899	27,754

Net cash and cash equivalents at the beginning of the period	429,370	179,929
Effect of changes in exchange rates	(1,417)	1,566

Net cash and cash equivalents at the end of the period	508,852	209,249

of which restricted cash	—	—